SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67655

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Xnergy Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11300 Sorrento Valley Road, Suite 220
(No. and Street)

San Diego (City) CA (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Calamunci 732-241-4686
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Assurance Dimensions
(Name – *if individual, state last, first, middle name*)

5489 Wiles Road, Unit 303 (Address) Coconut Creek (City) FL (State) 33073 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Robert Calamunci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Xnergy Financial, LLC, as of June 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RAFAEL L. MARTE
Notary Public, State of New York
No. 01MA6026293
Qualified in Bronx County
Commission Expires: June 14, 2023

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO SEC RULE 17A-5

XNERGY FINANCIAL, LLC

FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2019

XNERGY FINANCIAL, LLC

INDEX TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2019

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **Xnergy Financial, LLC**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **Xnergy Financial, LLC** as of June 30, 2019, the related statement of income, changes in member's equity and cash flows for the year then ended, the related notes and schedules, (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of **Xnergy Financial, LLC** as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of **Xnergy Financial, LLC's** management. Our responsibility is to express an opinion on **Xnergy Financial, LLC's** financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to **Xnergy Financial, LLC** in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information Relating to possession or Control Requirements Under Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of **Xnergy Financial, LLC's** financial statements. The supplemental information is the responsibility of **Xnergy Financial, LLC's** management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as **Xnergy Financial, LLC's** auditor since August 2018.
Coconut Creek, Florida
August 20, 2019

XNERGY FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF JUNE 30, 2019

ASSETS	
Current assets:	
Cash	$ 46,024
Other assets:	
Security deposit	6,854
Total other assets	6,854
Total assets	$ 52,878
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Current liabilities:	
Accrued expenses	$ 5,238
Total liabilities	5,238
Member's Equity	47,640
Total liabilities and member's equity	$ 52,878

See accompanying notes to financial statements.

XNERGY FINANCIAL, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2019

Revenues:	
Investment banking fees	$ 350,363
Other income	2,975
Total revenues	353,338
Expenses:	
Professional and consulting fees	100,170
Rent	20,493
Regulatory, licensing and fees	11,000
Office expense	10,284
Legal	7,500
Total expenses	149,447
Net income	$ 203,891

See accompanying notes to financial statements.

XNERGY FINANCIAL, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED JUNE 30, 2019

Balance, July 1, 2018	$ 191,122
Add: Contributions by member	26,127
Less: Distributions to member	(373,500)
Net income	203,891
Balance, June 30, 2019	$ 47,640

See accompanying notes to financial statements.

XNERGY FINANCIAL, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2019

Cash flows from operating activities:	
Net income	$ 203,891
Adjustments to reconcile net income to	
Cash from operating activities:	
Decrease in accounts payable and accrued expenses	(4,518)
Net cash provided by operating activities	199,373
Cash flows from financing activities	
Member's contributions	26,127
Member's distributions	(373,500)
Net cash used by financing activities	(347,373)
Net decrease in cash and cash equivalents	(148,000)
Cash and cash equivalents at beginning of the period	194,024
Cash and cash equivalents at end of the period	$ 46,024
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Interest	$ -
Taxes	$ 3,113

See accompanying notes to financial statements.

XNERGY FINANCIAL, LLC

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2019

NOTE 1 - ORGANIZATION

Xnergy Financial, LLC (a wholly owned subsidiary of Xnergy, LLC) ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934. The Company's primary focus is on raising capital for emerging businesses.

Xnergy Financial Corporation was formed in November 2006 in the State of California. At the end of 2008 the assets and liabilities of Xnergy Financial Corporation were transferred to Xnergy Financial, LLC as part of a conversion (the "Conversion") of Xnergy Financial Corporation into a Limited Liability Company. Before the Conversion, Xnergy Financial Corporation was 100% owned by Xnergy, LLC. Xnergy Financial, LLC is 100% owned by Xnergy, LLC.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The Company's policy is to use the accrual method of accounting and to prepare and present the financial statements in accordance with accounting principles generally accepted in the United States of America. These financial statements cover the year ended June 30, 2019.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

Cash and Cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company has no cash equivalents as of June 30, 2019.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Government and Other Regulation

The Company's business is subject to significant regulations by various governmental agencies and self-regulatory organizations. Such regulations include, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's Net Capital Rule 15c3-1 which requires that the Company maintains a minimum net capital, as defined [see note 4].

Concentrations of risk

The Company maintains its cash in bank accounts at high quality financial institutions. The balances at times, may exceed federally insured limits of $250,000. However, the Company has incurred no losses on their accounts and believes that the risk of loss is minimal. At June 30, 2019, the Company did not have any cash in excess of federally insured limits.

During the year ended June 30, 2019, the Company had no single customer whose revenue exceeded 10% of total revenue.

Revenue recognition

The Company adopted Accounting Standards Codification ("ASC") Topic 606, *Revenue from Contracts with Customers* on July 1, 2018, the date the guidance became effective for us. The Company adopted the guidance using the modified retrospective method (i.e. applied prospectively effective July 1, 2018), which had no impact on the Company's opening retained earnings. Further, the Company determined that there was no material impact to the Company's recognition of revenue upon adoption of Topic 606. All revenues are recorded in accordance with ASC 606, which is recognized when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation over time.

We have completed the process of evaluating the effect of the adoption and determined there were no material changes required to our reported revenues as a result of the adoption. The majority of our revenue arrangements generally consist of two performance obligations to provide services (i) compliance and due diligence and (ii) selling our clients securities. Our fees are allocated to each performance obligation as follows: compliance fee is earned and recorded over the due diligence period which is usually less than seven days and success fee is earned upon successful closing of private placement. Based on our evaluation process and review of our contracts with customers, the timing and amount of revenue recognized based on ASU 2015-14 is consistent with our revenue recognition policy under previous guidance.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company is treated as a disregarded entity for federal income tax reporting purposes and, thus no federal tax expense has been recorded in the financial statements. The net income of the Company is passed through to its sole member, Xnergy, LLC, and reported on its tax return. The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") *740, Income Taxes.* This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB ASC 740, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period.

The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of June 30, 2019, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of June 30, 2019, the Company has no accrued interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress. Management believes that the Company is no longer subject to income tax examination for years prior to 2016.

Recent Accounting Pronouncements

The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The standard will be effective for us on July 1, 2019. The Company does not believe that adoption will have a material impact since the Company does not have any leases which meet the criteria as of June 30, 2019.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements – continued

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

NOTE 3 –SUBSEQUENT EVENTS

Management has evaluated subsequent events, as defined by FASB ASC 855, *Subsequent Events,* through August 20 2019 the date the financial statements were available to be issued. Based on management's evaluation there were no subsequent events that require disclosure at the period ended for this engagement.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 (a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and the Company maintains minimum net capital of $5,000 or 6 and 2/3% of aggregated indebtedness ($349 at June 30, 2019), whichever is higher. At June 30, 2019 the Company had net capital of $35,786 in excess of the required minimum net capital and the ratio of aggregate indebtedness to net capital was 0.1284 to 1.

The Company is exempt from the provisions of Rule 15c3-3 (per Paragraph (k)(2)(i) of such rule) under the Securities Exchange Act of 1934 as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers. Due to such exemption, the Company is not required to prepare a determination of reserve requirement for brokers or dealers.

NOTE 5 - RELATED PARTY TRANSACTIONS

Operating facilities and administrative costs

The Company has an expense sharing agreement with its parent, Xnergy, LLC, whereby any costs for the use of office space and other office resources and administrative costs are paid by Xnergy, LLC. These costs are recorded as capital contributions by Xnergy, LLC. The amount of office space and other office resources and administrative costs paid by the Company for the year ended June 30, 2019 were approximately $26,000.

Note 6 – COMMITMENTS AND CONTINGENCIES

As of the audit date there are no contingencies, guarantees of debt, and the like.

XNERGY FINANCIAL, LLC

Schedule I -of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

JUNE 30, 2019

Credit Factors		
Member's Equity		$ 47,640
Total credit factors		47,640
Debit Factors		
Security Deposit		6,854
Net Capital		40,786
Less minimum net capital requirements		
Greater of 6 2/3% of aggregate indebtedness or $5,000		5,000
Remainder: Capital in excess of all requirements		$ 35,786
Capital ratio (maximum allowance 1500%)		
(*)Aggregate indebtedness	5,238	
Divided by: Net capital	40,786 = 12.84%	
(*)Aggregate indebtedness:		
Accounts payable and accrued expenses		$ 5,238

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation and the corresponding computation prepared by the Company and included in its unauditied Part IIa Focus Report, as of June 30, 2019.

XNERGY FINANCIAL, LLC

June 30, 2019

Schedule II
Determination of Reserve requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation According to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control Requirements under the (k)(2)(i) exemptive provision.

Xnergy
Investment Banking

Assertions Regarding Exemption Provisions

We, as members of management of (*Xnergy Financial LLC*) ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3 ***(k)(2)(i)***.

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period July 1, 2018 through June 30, 2019.

Xnergy Financial, LLC

By:
Robert Calamunci
Chief Financial Officer

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of **Xnergy Financial, LLC**

We have reviewed management's statements, included in the accompanying Statement of Exemption, in which (1) **Xnergy Financial, LLC** identified the following provisions of 17 C.F.R. §15c3-3(k) under which **Xnergy Financial, LLC** claimed an exemption from 17 C.F.R. §240.15c3-3: under the provision (k)(2)(i), Information Relating to Possession or Control and Determination of Reserve Requirements and Custody of Securities (exemption provisions) and (2) **Xnergy Financial,** LLC stated that **Xnergy Financial,** LLC met the identified exemption provisions throughout the most recent fiscal year without exception. **Xnergy Financial,** LLC**'s** management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about **Xnergy Financial, LLC's** compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), Information Relating to Possession or Control and Determination of Reserve Requirements and Custody of Securities of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Coconut Creek, Florida

August 20, 2019